UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

                                               001-39942
SEC FILE NUMBER

(Check One):

Form 10-K Form 20-F Form 11-K Form 10-Q Form 10-D Form N-CEN Form N-CSR
For Period Ended: June 30, 2022

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
For the Transition Period Ended:     N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Shoals Technologies Group, Inc.
Full Name of Registrant

Former Name if Applicable

1400 Shoals Way
Address of Principal Executive Office (Street and Number):

Portland, Tennessee 37148
City, State and Zip Code:

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Shoals Technologies Group, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022 (the “Quarterly Report”) within the prescribed time period because of technical edgarization issues. The Quarterly Report was completed and ready to be filed with the Securities and Exchange Commission prior to the 5:30 p.m. ET deadline for acceptance of filings on August 15, 2022, the due date for the filing, and the Company gave its Edgar filer service instructions to transmit the Quarterly Report on the EDGAR system prior to such deadline. In spite of the Company’s best efforts to submit the Quarterly Report with the Securities and Exchange Commission on a timely basis, the filing server was unable to do so prior to the 5:30 p.m. ET deadline, but was able to do so shortly following the deadline, for a filing date of August 16, 2022. Accordingly, the Company is submitting this Form 12b-25 to ensure that it remains timely in its periodic filings under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Kevin Hubbard	(615)	451-1400
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Shoals Technologies Group, Inc.
(Name of Registrant as Specified in its Charter)
has caused his notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 16, 2022	By:	/s/ Kevin Hubbard
Name: Kevin Hubbard
Title: Interim Chief Financial Officer